Sample 5th Year (assuming 6% return and current charges) Calculations:

Park Avenue Life - Millennium Series

I.    Policy Account Value @ 6% Return (Year 5) = $8,866

      The Policy Account Value is equal to the sum of:

      a) the prior year's (i.e., 12/31 of the 4th policy year) account value ($6,987); plus
      b)    the Basic Scheduled Premium ($2,445); plus
      c)    unscheduled payments, if any (0); minus
      d)    the premium charge ($197); minus
      e)    the sum of: [withdrawals, if any (0); plus
      f)    outstanding loans, if any (0); plus
      g)    loan interest (0)]; minus
      h)    the cost of insurance ($280); minus
      i)    the M&E risk charge ($54); minus
      j)    the annualized per /1000 monthly expense ($356); minus
      k)    the annualized per policy monthly expense ($90); minus
      l)    the guaranteed insurance amount charge ($36); plus
      m)    the investment earnings on the policy account value ($447).

II.   Policy Cash Surrender Value @ 6% Return (Year 5) = $7,644

      The Policy Cash Surrender Value is equal to the sum of:

      a)    the policy account value ($8,866); minus
      b)    the annual surrender charge ($1,222).

III.  Policy Net Cash Surrender Value @ 6% Return (Year 5) = $7,644

      The Policy Net Cash Surrender Value is equal to the sum of:

      a)    the policy cash surrender value ($7,644); minus
      b)    the outstanding loan, if any (0).

IV.   Policy Net Death Benefit (Option 1, Option 2 and Option 3)

      The Policy Net Death Benefit is equal to the sum of:

      a)    if Option 1, is equal to the face amount ($300,000).
      b)    If Option 2, is equal to the face amount ($300,000); plus
      c) the policy account value as of the 11th month ($8,844); minus the interpolated benchmark value ($6,889).
      d)    If Option 3, is equal to the face amount ($300,000); plus
      e)    the policy accumulated premiums in year five ($12,225); minus
      f)    the accumulated withdrawals, if any (0).